Exhibit 2
SCHEDULE A
(Shares Owned Outright)

Name of Seller: Seymour & Evelyn Holtzman
Seymour Holtzman's Social Security # ###-##-####
Evelyn Holtzman's Social Security #  ###-##-####
Daytime Tel. #: (570)822-6277   Fax #: 	(570)820-7014
Email # : SeymourHoltzman@aol.com

              Sale of Owned Stock (A)

Designated Sale Period
From	                    To       Number of Shares

December 1,2006     December 31,2006    300,000

January 1, 2007     January 31, 2007    300,000

February 1,2007     February 28,2007    300,000

March 1, 2007       March 31, 2007      300,000

Total                                  1,200,000


(A) All Market Price




1.	Instructions:   In column (a), state the first and last
date on which the Shares are authorized to be sold during the Designated Sale Period (Stock sales may occur on or between these dates). The "To" column may be left blank in which case the Designated Sale Period will last until this Instruction terminates.

In column (b), state the maximum number of shares authorized to be sold at the designated price during the Designated Sale Period. Do not aggregate with amounts authorized to be sold at a lower price during the same Designated Sale Period.

In column (c), write either (i) a dollar price which is the minimum price (the "Net Limit Price") at which Stock is authorized to be sold, or (ii) the word "market" if Stock is to be sold at the then-prevailing market price per share during the Designated Sale Period. If a Net Limit Price is instructed, I understand that my order(s) will be executed only when Deutsche Bank Alex. Brown can sell at a price equal or higher than my minimum price(s) plus the mark-up.

2.	I am subject to Rule 144 filing requirements and,
if applicable, I have provided signed documents to be filed on my behalf.